Exhibit 99.2
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Baytex Energy Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our President and Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we have concluded that as of December 31, 2024, our internal control over financial reporting was effective.
Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, the Company's Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2024.
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of the Company. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.
Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.
KPMG LLP were appointed by the Company's Board of Directors to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Public Accounting Firm to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of KPMG LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

/s/ Eric T. Greager	/s/ Chad L. Kalmakoff

Eric T. Greager	Chad L. Kalmakoff
President and Chief Executive Officer	Chief Financial Officer
Baytex Energy Corp.	Baytex Energy Corp.

March 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Baytex Energy Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Baytex Energy Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of indicators of impairment or impairment reversal related to the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs
As discussed in notes 2 and 7 to the consolidated financial statements, the Company assesses its oil and gas properties by cash generating unit (“CGU”) for indicators of impairment or impairment reversal at the end of each reporting period. These indicators can be internal such as changes in estimated proved and probable oil and gas reserves (“CGU reserves cash flows”) and estimated oil and gas resources (“CGU resources cash flows”), or external such as market conditions impacting discount rates or market capitalization. The estimation of CGU reserves cash flows in the reserve report involves the expertise of independent qualified reserve evaluators, who take into consideration assumptions related to forecasted production volumes, royalty obligations, operating and capital costs and commodity prices (“CGU reserve report assumptions”). The estimation of CGU resource cash flows involves the expertise of internal qualified reserve engineers, who take into consideration assumptions related to the total number and forecasted drilling pace of resource development wells and the per well cash flow for analogous wells in the reserve report (collectively, “CGU resource assumptions”). Based on the Company’s assessment of internal and external indicators of impairment or impairment reversal, the Company determined that impairment or impairment reversal testing was not required for the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs as of December 31, 2024.
We identified the assessment of indicators of impairment or impairment reversal related to the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs as a critical audit matter. Indicators of impairment or impairment reversal such as changes in estimated CGU reserves cash flows and CGU resources cash flows required the application of auditor judgement. A high degree of auditor judgment was required in evaluating the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserve report assumptions and the Eagle Ford Operated CGU resource assumptions, which were used in the assessment of indicators of impairment or impairment reversal. Additionally, the evaluation of the Company’s discount rates, in the assessment of indicators of impairment or impairment reversal, required the involvement of valuation professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:
•the Company’s assessment of internal and external indicators of impairment or impairment reversal for the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs
•the Company’s estimation of the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserves cash flows and related CGU reserve report assumptions
•the Company’s estimation of the Eagle Ford Operated CGU resources cash flows and related CGU resource assumptions.
We evaluated the Company’s assessment of internal and external indicators of impairment or impairment reversal for the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs by considering whether the quantitative and qualitative information in the analysis was consistent with external market and industry data and the estimate of Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserves cash flows and Eagle Ford Operated CGU resources cash flows.
We evaluated the competence, capabilities and objectivity of the independent qualified reserve evaluators engaged by the Company. We evaluated the methodology used by the independent qualified reserves evaluators to estimate Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserves cash flows for compliance with the applicable regulatory standards. We compared the current year actual production volumes, royalty obligations, operating and capital costs to estimates used in the prior year estimate of proved reserves by CGU for each of the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserves cash flows by comparing them to those published by other reserve engineering companies. We assessed the forecasted production volumes, royalty obligations, operating and capital cost assumptions used in the current year estimate of Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGU reserves cash flows by comparing them to historical results.
We evaluated the competence, capabilities, and objectivity of the internal qualified reserve engineers. We compared the number of development well net additions in the current year CGU reserve report for the Eagle Ford Operated CGU to the estimate of forecasted resource development well additions in the prior year full field development plan to assess the Company’s ability to accurately forecast. We assessed the total number and forecasted drilling pace of resource development wells in the current year full field development plan of the Eagle Ford Operated CGU by comparing to the prior year full field development plan and agreeing changes to the Eagle Ford Operated CGU reserve report. We evaluated the per well cash flow in the CGU resources cash flows of the Eagle Ford Operated CGU by comparing to the per well cash flows in the CGU reserve report for analogous wells.
We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s determination of discount rates, in the assessment of indicators of impairment or impairment reversal, by comparing the inputs of the discount rate against publicly available market data for comparable assets and assessing the resulting discount rates for the Eagle Ford Operated, Eagle Ford Non-operated, Viking and Lloydminster CGUs.
Impact of estimated oil and gas reserves on depletion expense related to oil and gas properties
As discussed in note 3 to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method by depletable area. Under such method, capitalized costs are depleted over estimated proved and probable oil and gas reserves by depletable area (“area reserves”). As discussed in note 7 to the consolidated financial statements, the Company recorded depletion expense related to oil and gas properties of $1,372,063 thousand for the year ended December 31, 2024. The estimation of area reserves involves the expertise of independent qualified reserve evaluators who take into consideration assumptions related to forecasted production volumes, royalty obligations, operating and capital costs and commodity prices (collectively “area reserve report assumptions”). The Company engages independent qualified reserve evaluators to estimate area reserves.
We identified the assessment of the impact of estimated area reserves on depletion expense related to oil and gas properties as a critical audit matter. Changes in area reserve report assumptions could have had a significant impact on the calculation of depletion expense of the depletable area. A high degree of auditor judgment was required in evaluating the area reserves, and related area reserve report assumptions, which were used in the calculation of depletion expense.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to:
•the Company’s calculation of depletion expense by depletable area
•the Company’s determination of area reserve report assumptions and resulting area reserves.

We assessed the calculation of depletion expense for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We evaluated the competence, capabilities and objectivity of the independent qualified reserve evaluators engaged by the Company. We evaluated the methodology used by the independent qualified reserve evaluators to estimate area reserves for compliance with the applicable regulatory standards. We compared the current year actual production volumes, royalty obligations, operating and capital costs to those estimates used in the prior year estimate of proved reserves for a selection of CGUs to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of area reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes, royalty obligations, operating and capital costs assumptions used in the estimate of area reserves for a selection of CGUs by comparing them to historical results.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Calgary, Canada
March 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Baytex Energy Corp.
Opinion on Internal Control Over Financial Reporting
We have audited Baytex Energy Corp.’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as at December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2025
5

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	Notes	December 31, 2024	December 31, 2023

ASSETS
Current assets
Cash	18	$16,610	$55,815
Trade receivables	14, 18	387,266	339,405
Prepaids and other assets		20,178	21,530
Financial derivatives	18	25,573	23,274
		449,627	440,024
Non-current assets
Exploration and evaluation assets	6	124,355	90,919
Oil and gas properties	7	6,921,168	6,619,033
Other plant and equipment		8,025	7,936
Lease assets		22,068	28,145
Prepaids and other assets	15	56,290	61,729
Deferred income tax asset	15	178,212	213,145
		$7,759,745	$7,460,931

LIABILITIES
Current liabilities
Trade payables	18	$512,473	$477,295
Share-based compensation liability	12	18,806	28,508
Dividends payable	11,18	17,598	18,381
Lease obligations		9,193	13,391
Asset retirement obligations	10	15,656	20,448
		573,726	558,023
Non-current liabilities
Other long-term liabilities		20,887	19,147
Share-based compensation liability	12	5,926	7,224
Financial derivatives	18	1,645	—
Credit facilities	8	324,346	848,749
Long-term notes	9	1,932,890	1,562,361
Lease obligations		15,459	16,056
Asset retirement obligations	10	625,295	602,951
Deferred income tax liability	15	88,561	21,333
		3,588,735	3,635,844

SHAREHOLDERS’ EQUITY
Shareholders' capital	11	6,137,479	6,527,289
Contributed surplus		361,854	193,077
Accumulated other comprehensive income		1,093,261	690,917
Deficit		(3,421,584)	(3,586,196)
		4,171,010	3,825,087
		$7,759,745	$7,460,931
Subsequent events (note 11 and note 18) and Commitments (note 20)
See accompanying notes to the consolidated financial statements.

/s/ Jennifer A. Maki	/s/ Angela S. Lekatsas

Jennifer A. Maki	Angela S. Lekatsas
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

Baytex Energy Corp.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares)

Years Ended December 31	Notes	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	14	$4,208,955	$3,382,621
Royalties		(880,086)	(669,792)
		3,328,869	2,712,829

Expenses
Operating		653,949	570,839
Transportation		133,142	89,306
Blending and other		263,943	224,802
General and administrative		81,746	69,789
Transaction costs	4	1,539	49,045
Exploration and evaluation	6	779	8,896
Depletion and depreciation		1,385,910	1,047,904
Impairment loss	7	—	833,662
Share-based compensation	12	17,872	37,699
Financing and interest	16	268,374	192,173
Financial derivatives gain	18	(2,101)	(24,695)
Foreign exchange loss (gain)	17	155,895	(10,848)
Loss on dispositions		1,220	141,295
Other income		(6,689)	(456)
		2,955,579	3,229,411
Net income (loss) before income taxes		373,290	(516,582)
Income tax expense (recovery)	15
Current income tax expense		21,766	14,403
Deferred income tax expense (recovery)		114,927	(297,629)
		136,693	(283,226)
Net income (loss)		$236,597	$(233,356)
Other comprehensive income (loss)
Foreign currency translation adjustment		402,344	(65,278)
Comprehensive income (loss)		$638,941	$(298,634)

Net income (loss) per common share	13
Basic		$0.29	$(0.33)
Diluted		$0.29	$(0.33)

Weighted average common shares	13
Basic		803,435	704,896
Diluted		807,711	704,896

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Issued on corporate acquisition	4	1,326,435	21,316	—	—	1,347,751
Vesting of share awards	11	26,229	(37,462)	—	—	(11,233)
Share-based compensation	12	—	16,237	—	—	16,237
Repurchase of common shares for cancellation	11	(325,039)	103,107	—	—	(221,932)
Dividends declared	11	—	—	—	(37,519)	(37,519)
Comprehensive loss		—	—	(65,278)	(233,356)	(298,634)
Balance at December 31, 2023		$6,527,289	$193,077	$690,917	$(3,586,196)	$3,825,087
Vesting of share awards	11	1,167	—	—	—	1,167
Repurchase of common shares for cancellation	11	(390,977)	168,777	—	—	(222,200)
Dividends declared	11	—	—	—	(71,985)	(71,985)
Comprehensive income		—	—	402,344	236,597	638,941
Balance at December 31, 2024		$6,137,479	$361,854	$1,093,261	$(3,421,584)	$4,171,010

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

Years Ended December 31	Notes	2024	2023

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss)		$236,597	$(233,356)
Adjustments for:
Non-cash share-based compensation	12	—	16,237
Unrealized foreign exchange loss (gain)	17	153,930	(14,300)
Exploration and evaluation	6	779	8,896
Depletion and depreciation		1,385,910	1,047,904
Impairment loss	7	—	833,662
Non-cash financing and accretion	16	62,270	32,350
Non-cash other income	10	—	(1,271)
Unrealized financial derivatives (gain) loss	18	(654)	11,517
Cash premiums on derivatives		—	(2,263)
Loss on dispositions		1,220	141,295
Deferred income tax expense (recovery)	15	114,927	(297,629)
Asset retirement obligations settled	10	(28,793)	(26,416)
Change in non-cash working capital	19	(17,922)	(220,895)
Cash flows from operating activities		1,908,264	1,295,731

Financing activities
(Decrease) increase in credit facilities	8	(539,676)	477,387
Decrease in acquired credit facilities	4	—	(373,608)
Debt issuance costs		(25,023)	(40,424)
Payments on lease obligations		(15,510)	(11,527)
Net proceeds from issuance of long-term notes	9	780,936	1,046,197
Redemption of long-term notes	9	(580,913)	—
Redemption of acquired long-term notes	4	—	(569,256)
Repurchase of common shares	11	(222,200)	(221,932)
Dividends declared	11	(71,985)	(37,519)
Change in non-cash working capital	19	6,200	(3,068)
Cash flows (used in) from financing activities		(668,171)	266,250

Investing activities
Additions to oil and gas properties	7	(1,256,633)	(1,012,787)
Additions to other plant and equipment		(5,370)	(4,416)
Corporate acquisition, net of cash acquired	4	—	(662,579)
Property acquisitions		(52,415)	(38,914)
Proceeds from dispositions		46,495	160,256
Change in non-cash working capital	19	(11,375)	46,810
Cash flows used in investing activities		(1,279,298)	(1,511,630)

Change in cash		(39,205)	50,351
Cash, beginning of year		55,815	5,464
Cash, end of year		$16,610	$55,815

Supplementary information
Interest paid		$200,218	$153,224
Income taxes paid		$19,430	$3,603

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.    REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and in Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.    BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The material accounting policies set forth below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 4, 2025.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of certain fair value measurements noted in the material accounting policies set forth below. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or where otherwise indicated.

Measurement Uncertainty and Judgments

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

In 2025, the government of the United States of America has announced tariffs on goods imported from Canada, including a 10% tariff on Canadian energy imports, effective March 4, 2025. These tariffs and the Canadian government’s response to them could adversely affect market prices for crude oil and natural gas or demand for the Company’s Canadian production in addition to the cost of goods imported directly or indirectly from the U.S. The impact of these tariffs on the Company’s financial results cannot be quantified at this time.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. These judgments, estimates and assumptions are based on all relevant information available, including considerations related to various regulatory and legislative requirements, to the Company at the time of financial statement preparation. Actual results could be materially different from those estimates as the effect of future events cannot be determined with certainty. Revisions to estimates are recognized prospectively. The key areas of judgment or estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, and expenses are discussed below.

Reserves

The Company uses estimates of oil, natural gas and natural gas liquids ("NGL") reserves in the calculation of depletion, evaluating the recoverability of deferred income tax assets and in the determination of recoverable value estimates for non-financial assets. The process to estimate reserves is complex and requires significant judgment. Estimates of the Company's reserves are evaluated annually by independent qualified reserves evaluators and represent the estimated recoverable quantities of oil, natural gas and NGL reserves and the related cash flows. This evaluation of reserves is prepared in accordance with the reserves definition contained in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.

Estimates of economically recoverable oil, natural gas and NGL reserves and the related cash flows are based on a number of factors and assumptions. Changes to estimates and assumptions such as forecasted commodity prices, production volumes, capital and operating costs and royalty obligations could have a significant impact on reported reserves. Other estimates include ultimate reserve recovery, marketability of oil and natural gas and other geological, economic and technical factors. Changes in the Company's reserves estimates can have a significant impact on the calculation of depletion, the recoverability of deferred income tax assets and in the determination of recoverable value estimates for non-financial assets.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting when the assets acquired meet the definition of a business in accordance with IFRS. The determination of the fair value assigned to assets acquired and liabilities assumed requires management to make assumptions and estimates. These assumptions or estimates used in determining the fair value of assets acquired and liabilities assumed could impact the amounts assigned to assets, liabilities and goodwill. The determination of the acquisition-date fair value measurement of oil and gas properties acquired represents the largest fair value estimate which is derived from the present value of expected cash flows associated with estimated acquired proved and probable oil and gas reserves prepared by an independent qualified reserve evaluator using assumptions as outlined under "reserves", on an after-tax basis and applying a discount rate. Assumptions used to arrive at the fair value of oil and gas properties are further verified by way of market comparisons and third party sources.

Cash-generating Units ("CGUs")

The Company's oil and gas properties are aggregated into CGUs which are the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The aggregation of assets in CGUs requires management judgment and is based on geographical proximity, shared infrastructure and similar exposure to market risk.

Identification of Impairment or Impairment Reversal Indicators

Judgment is required to assess when indicators of impairment or impairment reversal exist and when a calculation of the recoverable amount is required. The CGUs comprising oil and gas properties are reviewed at each reporting date to assess whether there is any indication of impairment or impairment reversal. These indicators can be internal such as changes in estimated proved and probable oil and gas reserves ("CGU reserves") and internally estimated oil and gas resources, or external such as market conditions impacting discount rates or market capitalization. The assessment for each CGU considers significant changes in the forecasted cash flows including reservoir performance, the number of development locations and timing of development, forecasted commodity prices, production volumes, capital and operating costs and royalty obligations.

Measurement of Recoverable Amounts

If indicators of impairment or impairment reversal are determined to exist, the recoverable amount of an asset or CGU is calculated based on the higher of value-in-use ("VIU") and fair value less cost of disposal ("FVLCD"). These calculations require the use of estimates and assumptions including cash flows associated with proved and probable oil and gas reserves and the discount rate used to present value future cash flows. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets.

Asset Retirement Obligations

The Company's provision for asset retirement obligations is based on estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future, and risk-free discount rates and inflation rates. The Company uses risk-free discount rates. The provision for asset retirement obligations represents management's best estimate of the present value of the future abandonment and reclamation costs required under current regulatory requirements.

Income Taxes

Tax regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and there are differing interpretations requiring management judgment. Income tax filings are subject to audit and re-assessment and changes in facts, circumstances and interpretations of the applicable legislative requirements may result in a material change to the Company's provision for income taxes.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released its first standards which are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

3.    MATERIAL ACCOUNTING POLICIES
Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies to obtain benefits from its activities. Significant subsidiaries included in the Company's accounts include Baytex Energy USA, Inc., Baytex Energy Ltd. and Baytex Energy Limited Partnership. Intercompany transactions are eliminated in preparation of the consolidated financial statements.

Many of the Company's exploration, development and production activities are conducted through jointly owned assets. The consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues and expenses generated by jointly owned assets.

Revenue Recognition

Revenue from the sale of light oil and condensate, heavy oil, natural gas liquids, and natural gas is recognized based on the consideration specified in contracts with customers. Baytex recognizes revenue by unit of production and when control of the product transfers to the customer and collection is reasonably assured. This is generally at the point in time when the customer obtains legal title to the product and it is physically transferred to the customer at the agreed upon delivery point.

The nature of the Company's performance obligations, including roles of third parties and partners, are evaluated to determine if the Company acts as a principal. Baytex recognizes revenue on a gross basis when it acts as the principal and has primary responsibility for the transaction. Revenue is recognized on a net basis when Baytex acts in the capacity of an agent rather than as a principal.

The transaction price for variable price contracts is based on a representative commodity price index, and typically includes adjustments for quality, location, delivery method, or other factors depending on the agreed upon terms of the contract. The amount of revenue recorded varies depending on the grade, quality and quantities of oil or natural gas transferred to customers. Market conditions, which impact the Company's ability to negotiate certain components of the transaction price, can also cause the amount of revenue recorded to fluctuate from period to period.

Pipeline tariffs, tolls and fees charged to other entities for the use of pipelines and facilities owned by Baytex are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Pipeline tariffs, tolls and fees charged to other entities that are from contracts with customers are recognized in revenue when the related services are provided.

Exploration and Evaluation ("E&E") Assets

Once the legal right to explore has been acquired, costs directly associated with an exploration program are capitalized as E&E assets until results of the exploration program have been evaluated. Costs capitalized as E&E assets include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing of initial production results.

E&E expenditures are costs incurred in an area where technical feasibility and commercial viability has not yet been determined. The technical feasibility and commercial viability is dependent on whether extracting petroleum and natural gas resources is demonstrable. If the asset is determined not to be technically feasible or commercially viable the accumulated E&E assets associated with the exploration project are charged to E&E expense in the period the determination is made.

Upon determination of technical feasibility and commercial viability, as evidenced by demonstrating the ability to extract mineral resources and management's intention to develop the E&E asset, the accumulated costs associated with the exploration project are tested for impairment and transferred to oil and gas properties.

Oil and Gas Properties

Oil and gas properties are initially recorded at cost and include the costs to acquire, develop, complete geological and geophysical surveys, drill and complete wells for production, and construct and install infrastructure including wellhead equipment and processing facilities.

Oil and gas properties includes costs related to planned major inspection, overhaul and turnaround activities to maintain items of oil and gas properties and benefit future years of operations. Replacements outside of a major inspection, overhaul or turnaround are recognized as oil and gas properties when it is probable the economic benefits of the replacement will be realized by the Company in the future. The carrying amount of any replaced or disposed item of oil and gas properties is derecognized. Repair and maintenance costs incurred for servicing an item of oil and gas properties is recorded as operating expense as incurred.

Depletion

The costs associated with oil and gas properties are depleted on a unit-of-production basis by depletable area over proved and probable reserves once commercial production has commenced. Forecasted capital costs required to bring proved and probable reserves into production are included in the depletable base. For purposes of the depletion calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil equivalent.

Impairment or Impairment Reversals

Non-financial Assets

The Company reviews its oil and gas properties and E&E assets at a CGU level for indicators of impairment or impairment reversal at the end of each reporting period. E&E assets are also assessed for impairment upon transfer to oil and gas properties. The recoverable amount of the asset is estimated if indicators of impairment or impairment reversal exist.

When reviewing for indicators of impairment or impairment reversal, and testing for impairment or impairment reversal when indicators have been identified, assets are grouped together at a CGU level. The recoverable amount of an asset or CGU is the higher of its FVLCD and its VIU. The determination of recoverable amount includes estimates of proved and probable oil and gas reserves and the associated cash flows. Factors that impact these cash flows include forecasted CGU production volumes, royalty obligations, operating costs, capital costs, commodity prices, taxes, along with inflation and discount rates used to estimate present value. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm's length transaction. In determining FVLCD, recent comparable market transactions are considered if available. In the absence of such transactions, an appropriate valuation model is used. VIU is assessed using the present value of the estimated future cash flows of the asset or CGU. The estimated future cash flows are adjusted for risks specific to the asset or CGU and are discounted using a discount rate based on the Company’s weighted average cost of capital adjusted for risks specific to the CGU.

Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment reduces the carrying amount of the individual assets in the CGU on a pro-rata basis.

Impairments may be reversed for all CGUs and individual assets when there is indication that a previously recognized impairment may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. An impairment may be reversed only to the extent that the CGU’s revised carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and depletion, had no impairment been recognized.

Impairments and impairment reversals are recorded in net income or loss in the period the impairment or impairment reversal occurs.

Asset Retirement Obligations

The Company recognizes asset retirement obligations when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future.

Asset retirement obligations are recognized for future asset retirement costs associated with the abandonment and reclamation of the Company's E&E assets and oil and gas properties. Asset retirement obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, discounted using the risk-free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted over its useful life. The asset retirement obligation is accreted until the date of expected settlement of the retirement obligation and is recognized within financing and interest expense in net income or loss. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows or the discount rates are recognized as changes in the asset retirement obligation provision and related asset at each reporting date.

Foreign Currency Translation

Foreign Transactions

Transactions completed in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the time of the transactions. Foreign currency assets and liabilities are translated to functional currency at the period-end exchange rate. Revenue and expenses are translated to functional currency using the average exchange rate for the period. Realized and unrealized gains and losses resulting from the settlement or translation of foreign currency transactions are included in net income or loss.

Foreign Operations

The functional currency of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company's U.S. operations are conducted in USD. Management judgement is required in the designation of a subsidiary's functional currency.

The financial statements of each entity are translated into Canadian dollars during the preparation of the Company's consolidated financial statements. Refer to the Consolidation section of Note 3 for a list of the Company's entities. The assets and liabilities of a foreign operation are translated to Canadian dollars at the period-end exchange rate. Revenues and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. Foreign exchange differences are recognized in other comprehensive income or loss.

If the Company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net income or loss.

Financial Instruments

Financial assets are initially classified into two categories: measured at amortized cost or fair value through profit or loss (“FVTPL”).

The measurement category for each class of financial asset and financial liability is set forth in the following table.

Financial Instrument	Classification
Cash	Amortized cost
Trade receivables	Amortized cost
Financial derivatives	Fair value through profit or loss
Trade payables	Amortized cost
Dividends payable	Amortized cost
Credit facilities	Amortized cost
Long-term notes	Amortized cost

Debt issuance costs related to the amendment of the Company's credit facilities or the issuance of long-term notes are capitalized and amortized as financing costs over the term of the credit facilities or long-term notes. For a financial asset or a financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to, or deducted from, the fair value on initial recognition and amortized through net income or loss over the term of the financial instrument. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or a financial liability classified as FVTPL are expensed at inception of the contract.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company has not designated its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting. As a result, the Company applies the fair value method of accounting for all derivative instruments. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income or loss when incurred.

The Company accounts for its physical delivery sales contracts as executory contracts. These contracts are entered into and held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements. As such, these contracts are not considered to be derivative financial instruments and are not recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income or loss, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period. The Company recognizes the financial statement impact of a tax filing position when it is probable that the position will be upheld. The asset or liability is measured based on an assessment of probable outcomes and their associated probabilities.

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced or increased to the extent that it is no longer probable or becomes probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Tax regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change and there are differing interpretations requiring management judgment. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods, which requires management judgment. Income tax filings are subject to audit and re-assessment and changes in facts, circumstances and interpretations of the standards may result in a material change to the Company's provision for income taxes.

New Accounting Standards Adopted

Effective January 1, 2024, Baytex adopted amendments to IAS 1 Presentation of Financial Statements which was issued by the IASB in January 2020. The amendments further clarify the requirements for the presentation of liabilities as current or non-current in the consolidated statements of financial position. These amendments have not had a material impact on our consolidated financial statements.

Future Accounting Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the IASB and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of income or loss and comprehensive income or loss and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.

4.BUSINESS COMBINATION
On June 20, 2023, Baytex closed the acquisition of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex acquired all of the issued and outstanding common shares of Ranger and is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination with the net assets and liabilities recorded at fair value at the acquisition date. The total consideration of US$1.6 billion ($2.1 billion) consisted of $732.8 million of cash consideration and 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired was primarily based on estimated cash flows associated with proved and probable oil and gas reserves acquired and the discount rate. Factors that impact these reserves cash flows include forecasted production volumes, royalty obligations, operating and capital costs, taxes and commodity prices. The estimation of reserves cash flows involves the expertise of the independent qualified reserve evaluators. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of the acquired oil and gas properties were determined using a discount rate of 12.2%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a market rate of interest of 9.0%.

The total consideration paid and estimates of the fair value of the assets and liabilities acquired as at the date of the acquisition are set forth in the table below. The purchase price equation was based on management's best estimate of the assets acquired and liabilities assumed. There were no measurement period adjustments recorded during the year ended December 31, 2024 and the purchase price is considered final.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share-based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties	$2,337,173	$3,096,404
Working capital deficiency excluding bank debt and financial derivatives (3)	(120,565)	(159,731)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset	76,123	100,852
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Following closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex is being recognized over the remaining future service periods (note 12). Included in this balance is $21.3 million (US$16.1 million) of awards that were fully vested at close of the Ranger acquisition and $5.3 million (US$4.0 million) of cash-based awards included in share-based compensation liability.
(3)Includes $70.3 million (US$53.0 million) of cash. Trade receivables acquired is net of a provision for expected credit losses of approximately $0.3 million.

The cash portion of the transaction was funded with Baytex’s expanded credit facility which increased to US$1.1 billion at close of the transaction, US$150 million from a two-year term loan facility, and the net proceeds from the issuance of US$800 million senior unsecured notes due 2030. Baytex closed the US$800 million, senior unsecured note offering on April 27, 2023 and the net proceeds were released from escrow on June 20, 2023.

These consolidated financial statements include the results of operations of Ranger for the period following closing of the transaction on June 20, 2023. For the year ended December 31, 2023, the acquisition contributed revenues and net income before income taxes of $939.4 million and $165.1 million, respectively. Had the acquisition occurred on January 1, 2023, revenues and net income before income taxes would have increased by approximately $1.7 billion and $366.7 million, respectively, for the year ended December 31, 2023. This pro-forma information is not necessarily indicative of the results of operations that would have resulted had the acquisition been reflected on the dates indicated, or that may be obtained in the future.

During the year ended December 31, 2023, Baytex incurred transaction costs of $49.0 million. Transaction costs include consulting, advisory fees, legal fees, tax fees and other professional fees of $41.7 million, as well as post-combination employee-related costs of $7.3 million.

5.    SEGMENTED FINANCIAL INFORMATION
Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Years Ended December 31	2024	2023	2024	2023	2024	2023	2024	2023

Revenue, net of royalties
Petroleum and natural gas sales	$1,874,046	$1,729,021	$2,334,909	$1,653,600	$—	$—	$4,208,955	$3,382,621
Royalties	(261,205)	(213,148)	(618,881)	(456,644)	—	—	(880,086)	(669,792)
	1,612,841	1,515,873	1,716,028	1,196,956	—	—	3,328,869	2,712,829

Expenses
Operating	336,069	368,605	317,880	202,234	—	—	653,949	570,839
Transportation	84,211	64,325	48,931	24,981	—	—	133,142	89,306
Blending and other	263,943	224,802	—	—	—	—	263,943	224,802
General and administrative	—	—	—	—	81,746	69,789	81,746	69,789
Transaction costs	—	—	—	—	1,539	49,045	1,539	49,045
Exploration and evaluation	779	8,896	—	—	—	—	779	8,896
Depletion and depreciation	473,792	484,232	898,271	555,548	13,847	8,124	1,385,910	1,047,904
Impairment loss	—	184,000	—	649,662	—	—	—	833,662
Share-based compensation	—	—	—	—	17,872	37,699	17,872	37,699
Financing and interest	—	—	—	—	268,374	192,173	268,374	192,173
Financial derivatives gain	—	—	—	—	(2,101)	(24,695)	(2,101)	(24,695)
Foreign exchange loss (gain)	—	—	—	—	155,895	(10,848)	155,895	(10,848)
(Gain) loss on dispositions	(4,134)	141,295	5,354	—	—	—	1,220	141,295
Other (income) expense	—	(1,271)	—	—	(6,689)	815	(6,689)	(456)
	1,154,660	1,474,884	1,270,436	1,432,425	530,483	322,102	2,955,579	3,229,411
Net income (loss) before income taxes	458,181	40,989	445,592	(235,469)	(530,483)	(322,102)	373,290	(516,582)
Income tax expense (recovery)
Current income tax expense							21,766	14,403
Deferred income tax expense (recovery)							114,927	(297,629)
							136,693	(283,226)
Net income (loss)	$458,181	$40,989	$445,592	$(235,469)	$(530,483)	$(322,102)	$236,597	$(233,356)

Additions to oil and gas properties	489,486	463,198	767,147	549,589	—	—	1,256,633	1,012,787
Corporate acquisition, net of cash acquired	—	—	—	662,579	—	—	—	662,579
Property acquisitions	48,889	20,023	3,526	18,891	—	—	52,415	38,914
Proceeds from dispositions	(41,149)	(160,256)	(5,346)	—	—	—	(46,495)	(160,256)

As at	December 31, 2024	December 31, 2023
Canadian assets	$2,381,991	$2,289,083
U.S. assets	5,322,088	5,112,493
Corporate assets	55,666	59,355
Total consolidated assets	$7,759,745	$7,460,931

6.    EXPLORATION AND EVALUATION ASSETS

	December 31, 2024	December 31, 2023
Balance, beginning of year	$90,919	$168,684
Property acquisitions	39,355	19,519
Divestitures	(2,009)	(2,998)
Exploration and evaluation expense	(779)	(8,896)
Transfers to oil and gas properties (note 7)	(3,131)	(83,530)
Foreign currency translation	—	(1,860)
Balance, end of year	$124,355	$90,919

At December 31, 2023 and December 31, 2024, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's CGUs.

7.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	1,012,787	—	1,012,787
Corporate acquisition (note 4)	3,096,404	—	3,096,404
Property acquisitions	24,989	—	24,989
Transfers from exploration and evaluation assets (note 6)	83,530	—	83,530
Transfers from lease assets	7,611	—	7,611
Change in asset retirement obligations (note 10)	54,166	—	54,166
Divestitures	(668,621)	321,407	(347,214)
Impairment loss	—	(833,662)	(833,662)
Foreign currency translation	(127,065)	66,501	(60,564)
Depletion	—	(1,039,780)	(1,039,780)
Balance, December 31, 2023	$15,526,017	$(8,906,984)	$6,619,033
Capital expenditures	1,256,633	—	1,256,633
Property acquisitions	16,437	—	16,437
Transfers from exploration and evaluation assets (note 6)	3,131	—	3,131
Transfers from lease assets	8,210	—	8,210
Change in asset retirement obligations (note 10)	25,253	—	25,253
Divestitures	(187,103)	135,742	(51,361)
Foreign currency translation	794,766	(378,871)	415,895
Depletion	—	(1,372,063)	(1,372,063)
Balance, December 31, 2024	$17,443,344	$(10,522,176)	$6,921,168

At December 31, 2024, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

2023 Impairment

At December 31, 2023, the Company identified indicators of impairment for oil and gas properties in the legacy non-operated Eagle Ford CGU due to changes in reserves and in the Viking CGU due to changes in reserves and a loss recorded on disposition of an asset. The recoverable amounts for the two CGUs were not sufficient to support their carrying values which resulted in an impairment loss of $833.7 million recorded at December 31, 2023. The recoverable amount for each CGU was based on the estimated cash flows associated with proved and probable oil and gas reserves from an independent reserve report prepared as at December 31, 2023 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

At December 31, 2023, the recoverable amounts of the two CGUs were calculated using the following benchmark reference prices for the years 2024 to 2033 adjusted for commodity differentials specific to the CGU. The prices and costs subsequent to 2033 have been adjusted for inflation at an annual rate of 2.0%.

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
WTI crude oil (US$/bbl)	73.67	74.98	76.14	77.66	79.22	80.80	82.42	84.06	85.74	87.46
LLS crude oil (US$/bbl)	76.49	77.80	78.95	80.35	81.95	83.59	85.27	86.97	88.71	90.48
Edmonton par oil ($/bbl)	92.91	95.04	96.07	97.99	99.95	101.94	103.98	106.06	108.18	110.35
NYMEX Henry Hub gas (US$/mmbtu)	2.75	3.64	4.02	4.10	4.18	4.27	4.35	4.44	4.53	4.62
AECO gas ($/mmbtu)	2.20	3.37	4.05	4.13	4.21	4.30	4.38	4.47	4.56	4.65
Exchange rate (CAD/USD)	0.75	0.75	0.76	0.76	0.76	0.76	0.76	0.76	0.76	0.76

The following table summarizes the recoverable amount and impairment for each of the two CGUs at December 31, 2023 and demonstrates the sensitivity of the impairment to reasonably possible changes in key assumptions inherent in the calculation.

	Recoverable amount	Impairment loss	Change in discount rate of 1%	Change in oil price of $2.50/bbl	Change in gas price of $0.25/mcf
Viking CGU	$606,290	$184,000	$26,500	$53,000	$3,500
Eagle Ford Non-operated CGU (1)	1,429,658	649,662	71,300	107,600	25,700
(1)There were no indicators of impairment identified for the Eagle Ford Operated CGU which includes the assets acquired from Ranger (note 4).

8.    CREDIT FACILITIES

	December 31, 2024	December 31, 2023
Credit facilities - U.S. dollar denominated (1)	$206,826	$311,980
Credit facilities - Canadian dollar denominated	134,381	552,756
Credit facilities - principal (2)	$341,207	$864,736
Unamortized debt issuance costs	(16,861)	(15,987)
Credit facilities	$324,346	$848,749
(1)U.S. dollar denominated credit facilities balance was US$143.6 million as at December 31, 2024 (December 31, 2023 - US$236.3 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2023 to December 31, 2024 is the result of net repayments of $539.7 million, partially offset by an increase in the reported amount of U.S. denominated debt of $16.2 million due to foreign exchange.

On May 9, 2024, Baytex extended the maturity of the US$1.1 billion revolving credit facilities (the "Credit Facilities") from April 1, 2026 to May 9, 2028. There are no changes to the loan balances or financial covenants as a result of the amendment. Following the amendment, borrowings in Canadian funds previously based on the banker's acceptance rate have been replaced with borrowings based on the Canadian Overnight Repo Rate Average ("CORRA").

At December 31, 2024, Baytex had US$1.1 billion ($1.6 billion) of revolving credit facilities that mature on May 9, 2028. The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

The Credit Facilities contain standard commercial covenants, in addition to the financial covenants detailed below, related to debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an "event of default", at which point the carrying value of the debt could become repayable within a 12 month period after the reporting date. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

Advances under the Baytex Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, CORRA rates or secured overnight financing rates ("SOFR"), plus applicable margins. Advances under the Baytex Energy USA, Inc. Credit Facilities can be drawn in U.S. funds and bear interest at the bank's prime lending rate or SOFR, plus applicable margins.

The weighted average interest rate on the Credit Facilities was 7.6% for the year ended December 31, 2024 (7.4% for the year ended December 31, 2023).

The following table summarizes the financial covenants applicable to the Credit Facilities and the Company's compliance therewith at December 31, 2024.

Covenant Description	Position as at December 31, 2024	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.2:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	10.7:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.1:1.0	4.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at December 31, 2024, the Company's Senior Secured Debt totaled $345.9 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the year ended December 31, 2024 was $2.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Financing and interest expenses for the year ended December 31, 2024 was $204.5 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, leases, deferred income tax liabilities, other long-term liabilities and financial derivative liabilities. As at December 31, 2024, the Company's Total Debt totaled $2.3 billion of principal amounts outstanding.

At December 31, 2024, Baytex had $5.8 million of outstanding letters of credit (December 31, 2023 - $5.6 million outstanding).

9.    LONG-TERM NOTES

	December 31, 2024	December 31, 2023
8.75% notes due April 1, 2027 (1)	$—	$541,114
8.50% notes due April 30, 2030 (2)	1,152,360	1,056,361
7.375% notes due March 15, 2032 (3)	828,259	—
Total long-term notes - principal (4)	$1,980,619	$1,597,475
Unamortized debt issuance costs	(47,729)	(35,114)
Total long-term notes - net of unamortized debt issuance costs	$1,932,890	$1,562,361
(1)The 8.75% notes were fully repaid on April 1, 2024. The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at December 31, 2023.
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at December 31, 2024 (December 31, 2023 - US$800.0 million).
(3)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$575.0 million as at December 31, 2024 (December 31, 2023 - nil).
(4)The increase in the principal amount of long-term notes outstanding from December 31, 2023 to December 31, 2024 is the result of the issuance of the 7.375% notes for $780.9 million and changes in the reported amount of U.S. denominated debt of $158.8 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding. This was partially offset by the repayment of the 8.75% notes for $556.6 million.

On April 1, 2024, Baytex closed a private offering of the US$575 million aggregate principal amount of senior unsecured notes due 2032 ("7.375% Senior Notes"). The 7.375% Senior Notes were priced at 99.266% of par to yield 7.500% per annum, bear interest at a rate of 7.375% per annum and mature on March 15, 2032. The 7.375% Senior Notes are redeemable at our option, in whole or in part, at specified redemption prices on or after March 15, 2027 and will be redeemable at par from March 15, 2029 to maturity. Proceeds from the 7.375% Senior Notes were used to redeem the remaining US$409.8 million aggregate principal amount of the outstanding 8.75% Senior Notes at 104.375% of par value, pay the related fees and expenses associated with the offering, and repay a portion of the debt outstanding on our Credit Facilities. During Q2 2024, Baytex recorded early redemption expense of $24.4 million which is the call premium paid on the redemption of the 8.75% Senior Notes.

On April 27, 2023, we issued US$800 million aggregate principal amount of senior unsecured notes due April 30, 2030 bearing interest at a rate of 8.50% per annum semi-annually (the "8.50% Senior Notes"). The 8.50% Senior Notes were issued at 98.709% of par and are redeemable at our option, in whole or in part, at specified redemption prices after April 30, 2026 and will be redeemable at par from April 30, 2028 to maturity. Net proceeds of $1.0 billion reflects $13.7 million for the original issue discount and Baytex also incurred transaction costs of $18.5 million in conjunction with the issuance.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an "event of default", at which point the carrying value of the debt could become repayable within a 12 month period after the reporting date. These standard commercial covenants do not prohibit the incurrence of indebtedness under the Credit Facilities, as long as the total debt incurred, including the Credit Facilities, does not exceed a specified threshold. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

10.    ASSET RETIREMENT OBLIGATIONS

	December 31, 2024	December 31, 2023
Balance, beginning of year	$623,399	$588,923
Liabilities incurred (1)	32,635	24,185
Liabilities settled	(28,793)	(26,416)
Liabilities assumed from corporate acquisition (note 4)	—	31,310
Liabilities acquired from property acquisitions	814	87
Liabilities divested	(9,482)	(43,153)
Accretion (note 16)	21,226	20,406
Government grants (2)	—	(1,271)
Change in estimate (1)	10,113	17,067
Changes in discount rates and inflation rates (1)(3)	(17,495)	12,914
Foreign currency translation	8,534	(653)
Balance, end of year	$640,951	$623,399
Less current portion of asset retirement obligations	15,656	20,448
Non-current portion of asset retirement obligations	$625,295	$602,951
(1)The total of these items reflects the total change in asset retirement obligations of $25.3 million per Note 7 - Oil and Gas Properties ($54.2 million increase in 2023).
(2)Certain government grants were provided by the Government of Alberta and the Government of Saskatchewan under programs that were completed during the year ended December 31, 2023. During the year ended December 31, 2024, no amounts have been recognized under these programs ($1.3 million for the year ended December 31, 2023).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at December 31, 2024 were 3.3% and 1.8% respectively (December 31, 2023 - 3.0% and 1.6%). The discount and inflation rates used to calculate the liability for our U.S. operations at December 31, 2024 were 4.8% and 2.3%, respectively (December 31, 2023 - 4.0% and 2.1%).

At December 31, 2024, the undiscounted, uninflated amount of estimated cash flows required to settle the asset retirement obligations is $845.0 million (December 31, 2023 - $795.5 million). The discounted amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2024 is $641.0 million (December 31, 2023 - $623.4 million). These costs are expected to be incurred over the next 55 years.

11.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2024, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition (note 4)	311,370	1,326,435
Vesting of share awards	5,892	26,229
Common shares repurchased and cancelled	(40,511)	(325,039)
Balance, December 31, 2023	821,681	$6,527,289
Vesting of share awards	272	1,167
Common shares repurchased and cancelled	(48,363)	(390,977)
Balance, December 31, 2024	773,590	$6,137,479

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 26, 2024, Baytex announced that the Toronto Stock Exchange ("TSX") accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 70.1 million common shares over the 12-month period commencing July 2, 2024. The number of shares authorized for repurchase represented 10% of the Company's public float, as defined by the TSX, as at June 18, 2024. On June 18, 2024 Baytex had 808.0 million common shares outstanding.

During the year ended December 31, 2024, Baytex recorded $222.2 million related to common share repurchases, which includes $217.9 million of consideration paid for the repurchase and cancellation of common shares as well as $4.3 million of federal tax levied on equity repurchases.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the year ended December 31, 2024, Baytex repurchased and cancelled 48.4 million common shares at an average price of $4.50 per share for total consideration of $217.9 million. During 2023, Baytex repurchased and cancelled 40.5 million common shares at an average price of $5.48 per share for total consideration of $221.9 million. The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

Effective January 1, 2024, the Government of Canada introduced a 2% federal tax on equity repurchases. During the year ended December 31, 2024, Baytex recorded a $4.3 million liability, charged to shareholders’ capital, related to the federal tax on equity repurchases.

Dividends

The following dividends were declared by Baytex during the year ended December 31, 2024:

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 15, 2024	April 1, 2024	$0.0225	$18,494
June 14, 2024	July 2, 2024	0.0225	18,161
September 16, 2024	October 1, 2024	0.0225	17,732
December 16, 2024	January 2, 2025	0.0225	17,598
Total dividends declared			$71,985

On March 4, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on April 1, 2025 for shareholders of record on March 14, 2025.

12.    SHARE-BASED COMPENSATION PLAN
For the year ended December 31, 2024, the Company recorded total share-based compensation expense of $17.9 million ($37.7 million for the year ended December 31, 2023) which is related to cash-settled awards.

The Company's closing share price on December 31, 2024 was $3.70 (December 31, 2023 - $4.38).

The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not exceed 3.8% of the then-issued and outstanding common shares.

Liabilities associated with cash-settled awards are determined based on the fair value of the award at grant date and are subsequently revalued at each period end until the date of settlement. This valuation incorporates the period-end share price, the number of awards outstanding at each period end, and certain management estimates, such as estimated forfeitures and performance multiplier, if applicable. Share-based compensation expense related to cash-settled awards is recognized in the consolidated statements of income (loss) and comprehensive income (loss) over the relevant service period with a corresponding increase or decrease in share-based compensation liability. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates of the individual awards.

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "Share Awards") may be granted to directors, officers and employees of the Company and its subsidiaries. Pursuant to the Share Award Incentive Plan, Baytex has the option to settle amounts payable related to Share Awards in cash on the settlement date.

A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The multiplier is dependent on the performance of the Company relative to predefined corporate performance measures for a particular period. The number of Share Awards is adjusted to account for the payment of dividends from the grant date to the applicable issue date. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date and are expensed over the vesting period using the graded vesting method. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

In 2023, Baytex became the successor to Ranger's Share Award Plan (note 4). Awards outstanding as at the closing date of the acquisition were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of Share Awards granted during the year ended December 31, 2024 was $4.24 per restricted and performance award ($5.40 for the year ended December 31, 2023).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date and are expensed over the vesting period using the graded vesting method. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the year ended December 31, 2024 was $4.34 per incentive award ($5.35 for the year ended December 31, 2023).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the year ended December 31, 2024 was $4.46 per DSU award ($5.15 for the year ended December 31, 2023).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	Director Share Units	Total
Balance, December 31, 2022	762	4,796	5,109	967	11,634
Granted	41	2,641	2,607	278	5,567
Assumed on corporate acquisition (1)	10,789	—	—	—	10,789
Vested	(9,302)	(3,767)	(2,715)	—	(15,784)
Forfeited	(11)	(315)	(518)	—	(844)
Balance, December 31, 2023	2,279	3,355	4,483	1,245	11,362
Granted	13	2,416	3,671	335	6,435
Added by performance factor	—	524	—	—	524
Vested	(1,457)	(2,449)	(2,577)	(162)	(6,645)
Forfeited	(9)	(364)	(302)	—	(675)
Balance, December 31, 2024	826	3,482	5,275	1,418	11,001
(1)Following the closing of the transaction, holders of awards outstanding under Ranger's Share Award Plan were entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 4) while the remaining fair value of the share awards assumed by Baytex is recognized over the remaining future service periods.

13.    NET INCOME (LOSS) PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the year.

	Years Ended December 31
	2024			2023
	Net income	Weighted average common shares (000's)	Net income per share	Net loss	Weighted average common shares (000's)	Net loss per share
Net income (loss) - basic	$236,597	803,435	$0.29	$(233,356)	704,896	$(0.33)
Dilutive effect of share awards	—	4,276	—	—	—	—
Net income (loss) - diluted	$236,597	807,711	$0.29	$(233,356)	704,896	$(0.33)

For the year ended December 31, 2024, no share awards were excluded from the calculation of diluted income per share as their effect was dilutive. For the year ended December 31, 2023, all share awards were excluded from the calculation of diluted loss per share as their effect was anti-dilutive given the Company recorded a loss.

14.    PETROLEUM AND NATURAL GAS SALES
Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Years Ended December 31
	2024			2023
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$421,383	$2,063,677	$2,485,060	$574,910	$1,454,213	$2,029,123
Heavy oil	1,403,022	—	1,403,022	1,081,549	—	1,081,549
NGL	26,017	176,289	202,306	23,174	122,823	145,997
Natural gas	23,624	94,943	118,567	49,388	76,564	125,952
Total petroleum and natural gas sales	$1,874,046	$2,334,909	$4,208,955	$1,729,021	$1,653,600	$3,382,621

Included in trade receivables at December 31, 2024 is $325.7 million of accrued receivables related to delivered volumes (December 31, 2023 - $271.1 million).

15.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Years Ended December 31
	2024	2023
Net income (loss) before income taxes	$373,290	$(516,582)
Expected income taxes at the statutory rate of 24.38% (2023 – 24.64%) (1)	91,008	(127,286)
Increase (decrease) in income taxes resulting from:
Effect of foreign exchange	19,354	(2,089)
Effect of change in statutory rates (2)	8,287	—
Effect of rate adjustments for foreign jurisdictions	(8,187)	5,062
Effect of change in deferred tax benefit not recognized (3)	(6,349)	6,347
Effect of internal debt restructuring (4)	—	(186,460)
Repatriation and related taxes	24,914	13,565
Adjustments, assessments and other	7,666	7,635
Income tax expense (recovery)	$136,693	$(283,226)
(1)The expected income tax rate decreased due to changes in the provincial apportionment of Canadian income.
(2)On December 11, 2024, Luxembourg enacted a reduction of the statutory corporate income tax rate to 23.87% from 24.94%, applicable to tax years beginning on January 1, 2025. This change resulted in a deferred tax expense in 2024 on the deferred tax assets of Baytex's Luxembourg subsidiary.
(3)A deferred tax asset of $31.8 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2023 - $40.4 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.
(4)A deferred income tax asset has been recognized immediately after the closing of the Ranger acquisition due to effects of the transaction structuring.

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada and we estimate it could take between two and three years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During Q4/2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent reassessments issued by the CRA assert taxes owing by the trusts (described below) of $244.8 million, late payment interest of $211.6 million as at the date of reassessments and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the losses. If, after exhausting available appeals, the deduction of Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

For the year-ended December 31, 2024, Baytex has determined that it meets the requirements of safe-harbor provisions in all the jurisdictions in which we operate and therefore does not anticipate owing any top-up taxes under Pillar Two legislation.

A continuity of the net deferred income tax asset or liability is detailed in the following tables:

As at	January 1, 2024	Recognized in Net Income	Foreign Currency Translation Adjustment	December 31, 2024
Taxable temporary differences:
Petroleum and natural gas properties	$(706,101)	$(100,286)	$(41,934)	$(848,321)
Financial derivatives	(2,738)	(3,096)	—	(5,834)
Other	(13,046)	(1,434)	(119)	(14,599)
Deductible temporary differences:
Asset retirement obligations	150,856	1,138	1,811	153,805
Non-capital losses (1)(2)	647,561	(44,671)	45,452	648,342
Finance costs	115,280	33,422	7,556	156,258
Net deferred income tax asset (liability) (3)	$191,812	$(114,927)	$12,766	$89,651
(1)Non-capital loss carry-forwards at December 31, 2024 totaled $3.3 billion, of which $1.8 billion will expire from 2032 to 2043, and $1.5 billion does not have an expiry date.
(2)A deferred income tax asset of $178.2 million has been recognized in respect of non-capital losses of a wholly owned financing subsidiary of Baytex; which losses will be offset against future interest income to be earned as a result of an internal debt restructuring.
(3)The net deferred income tax asset as at December 31, 2024 is comprised of a deferred income tax asset of $178.2 million and a deferred income tax liability of $88.6 million.

As at	January 1, 2023	Recognized in Net Loss	Business Combination	Foreign Currency Translation Adjustment	December 31, 2023
Taxable temporary differences:
Petroleum and natural gas properties	$(807,514)	$200,623	$(111,131)	$11,921	$(706,101)
Financial derivatives	(2,506)	4,506	(4,738)	—	(2,738)
Other	(20,951)	8,225	—	(320)	(13,046)
Deductible temporary differences:
Asset retirement obligations	145,275	(873)	6,575	(121)	150,856
Non-capital losses (1)(2)	416,131	79,343	156,385	(4,298)	647,561
Finance costs	60,951	5,805	53,761	(5,237)	115,280
Net deferred income tax (liability) asset (3)	$(208,614)	$297,629	$100,852	$1,945	$191,812
(1)Non-capital loss carry-forwards at December 31, 2023 totaled $3.2 billion, of which $2.6 billion will expire from 2033 to 2040, and $575.7 million does not have an expiry date.
(2)    A deferred income tax asset of $213.1 million has been recognized in respect of non-capital losses of a wholly owned financing subsidiary of Baytex; which losses will be offset against future interest income to be earned as a result of an internal debt restructuring.
(3)     The net deferred income tax asset as at December 31, 2023 is comprised of a deferred income tax asset of $213.1 million and a deferred income tax liability of $21.3 million.

16.    FINANCING AND INTEREST

	Years Ended December 31
	2024	2023
Interest on Credit Facilities	$55,498	$56,713
Interest on long-term notes	148,968	102,426
Interest on lease obligations	1,638	684
Cash interest	$206,104	$159,823
Amortization of debt issue costs	16,694	11,944
Accretion of asset retirement obligations (note 10)	21,226	20,406
Early redemption expense	24,350	—
Financing and interest	$268,374	$192,173

17.    FOREIGN EXCHANGE

	Years Ended December 31
	2024	2023
Unrealized foreign exchange loss (gain)	$153,930	$(14,300)
Realized foreign exchange loss	1,965	3,452
Foreign exchange loss (gain)	$155,895	$(10,848)

18.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of cash, trade receivables, trade payables and dividends payable approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	December 31, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial Derivatives	$25,573	$25,573	$23,274	$23,274	Level 2
Total	$25,573	$25,573	$23,274	$23,274

Amortized cost
Cash	$16,610	$16,610	$55,815	$55,815	—
Trade receivables	387,266	387,266	339,405	339,405
Total	$403,876	$403,876	$395,220	$395,220

Financial Liabilities
FVTPL
Financial Derivatives	$(1,645)	$(1,645)	$—	$—	Level 2
Total	$(1,645)	$(1,645)	$—	$—

Amortized cost
Trade payables	$(512,473)	$(512,473)	$(477,295)	$(477,295)	—
Dividends payable	(17,598)	(17,598)	(18,381)	(18,381)	—
Credit Facilities (1)	(324,346)	(341,207)	(848,749)	(864,736)	—
Long-term notes	(1,932,890)	(1,990,598)	(1,562,361)	(1,653,118)	Level 1
Total	$(2,787,307)	$(2,861,876)	$(2,906,786)	$(3,013,530)
(1)     The difference in the carrying value and fair value of the Credit Facilities is due to unamortized debt issuance costs. Refer to Note 8.

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the number of observable inputs used to value the instruments:
•Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
•Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
•Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2024 or 2023.

Foreign Currency Risk

In entities with a Canadian dollar functional currency, Baytex is exposed to fluctuations in foreign exchange rates as a result of the U.S. dollar portion of its Credit Facilities, long-term notes and crude oil sales based on U.S. dollar benchmark prices. The Company's net income or loss, comprehensive income or loss and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

A $0.01 increase or decrease in the CAD/USD foreign exchange rate on the revaluation of outstanding U.S. dollar denominated assets and liabilities would impact net income or loss before income taxes by approximately $13.8 million.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
U.S. dollar denominated	US$21,450	US$17,923	US$1,399,881	US$1,249,725

Interest Rate Risk

The Company's interest rate risk arises from borrowing at floating rates under the Credit Facilities (note 8). Based on the principal outstanding on the Credit Facilities as at December 31, 2024, a 1% change in interest rates would impact net income or loss before income taxes by approximately $3.4 million for an annual period.

Commodity Price Risk

Baytex utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivatives is governed by a Risk Management Policy approved by the Board of Directors of Baytex which sets out limits on the use of derivatives. Baytex does not use financial derivatives for speculative purposes.

The reported value of commodity financial derivatives is sensitive to changes in forecasted commodity prices. For crude oil contracts outstanding as at December 31, 2024, a US$1.00/bbl change in the underlying benchmark crude oil prices would impact net income before income taxes by approximately $29.7 million. For natural gas and natural gas liquids contracts outstanding as at December 31, 2024, a US$0.25 change in the underlying benchmark natural gas or natural gas liquids prices would impact net income or loss before income taxes by approximately $9.6 million.

Financial Derivative Contracts

Baytex had the following commodity financial derivative contracts outstanding as at March 4, 2025.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Jan 2025 to Dec 2025	2,000 bbl/d	WTI less US$2.75/bbl	MSW
Basis differential	Jan 2025 to Jun 2025	3,000 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential	Jul 2025 to Dec 2025	2,500 bbl/d	WTI less US$13.50/bbl	WCS
Basis differential	Jan 2025 to Dec 2025	14,000 bbl/d	WTI less US$13.10/bbl	WCS
Basis differential (3)	Apr 2025 to Dec 2025	5,000 bbl/d	WTI less US$13.50/bbl	WCS
Collar	Jan 2025 to Mar 2025	5,000 bbl/d	US$60.00/US$88.70	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.20	WTI
Collar	Jan 2025 to Mar 2025	2,500 bbl/d	US$60.00/US$90.05	WTI
Collar	Jan 2025 to Mar 2025	7,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$94.25	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$93.90	WTI
Collar	Jan 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$91.95	WTI
Collar	Jan 2025 to Jun 2025	2,500 bbl/d	US$60.00/US$90.00	WTI
Collar	Jan 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$89.55	WTI
Collar	Apr 2025 to Jun 2025	2,000 bbl/d	US$60.00/US$88.17	WTI
Collar	Apr 2025 to Jun 2025	5,000 bbl/d	US$60.00/US$90.50	WTI
Collar	Apr 2025 to Jun 2025	3,000 bbl/d	US$60.00/US$90.60	WTI
Collar	Jan 2025 to Dec 2025	4,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Jul 2025 to Dec 2025	27,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Oct 2025 to Dec 2025	3,500 bbl/d	US$60.00/US$80.00	WTI
Collar (2)	Apr 2025 to Sep 2025	8,000 bbl/d	US$60.00/US$80.00	WTI

Natural gas
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.01	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.03	NYMEX
Collar	Jan 2025 to Dec 2025	5,000 mmbtu/d	US$3.25/US$4.08	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.25/US$4.135	NYMEX
Collar	Jan 2025 to Dec 2025	5,500 mmbtu/d	US$3.25/US$4.14	NYMEX
Collar	Jan 2025 to Dec 2025	7,000 mmbtu/d	US$3.00/US$4.32	NYMEX
Collar	Jan 2025 to Dec 2025	3,000 mmbtu/d	US$3.00/US$4.85	NYMEX
Collar	Jan 2025 to Dec 2025	8,000 mmbtu/d	US$3.00/US$4.855	NYMEX
Collar	Jan 2025 to Jun 2025	3,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar	Jul 2025 to Dec 2025	9,000 mmbtu/d	US$3.00/US$4.05	NYMEX
Collar	Jan 2026 to Dec 2026	10,000 mmbtu/d	US$3.25/US$4.25	NYMEX
Collar	Jan 2026 to Dec 2026	11,000 mmbtu/d	US$3.25/US$5.02	NYMEX
AECO basis differential	Jan 2025 to Mar 2025	5,000 mmbtu/d	NYMEX less US$1.27/mmbtu	NYMEX
AECO basis differential	Apr 2025 to Jun 2025	5,000 mmbtu/d	NYMEX less US$1.19/mmbtu	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Contracts include deferred premiums to be paid throughout the contract term. The weighted average deferred premium is $0.87/bbl.
(3)Contract entered subsequent to December 31, 2024.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Years Ended December 31
	2024	2023
Realized financial derivatives gain	$(1,447)	$(36,212)
Unrealized financial derivatives (gain) loss	(654)	11,517
Financial derivatives gain	$(2,101)	$(24,695)

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include management of forecasted and actual cash flows from operating, financing and investing activities, available capacity under the existing Credit Facilities, and opportunities to issue additional debt or equity securities.

The timing of cash outflows relating to financial liabilities as at December 31, 2024 is outlined in the table below:

	Total	2025	2026-2027	2028-2029	2030 and beyond
Trade payables	$512,473	$512,473	$—	$—	$—
Financial derivatives	1,645	—	1,645	—	—
Credit Facilities - principal	341,207	—	—	341,207	—
Long-term notes - principal (1)	1,980,619	—	—	—	1,980,619
Interest on long-term notes (2)	962,531	159,035	318,069	318,069	167,358
	$3,798,475	$671,508	$319,714	$659,276	$2,147,977
(1)The US$800.0 million principal amount of 8.50% senior unsecured notes is due April 30, 2030 and the US$575.0 million principal amount of 7.375% senior unsecured notes is due March 15, 2032.
(2)Excludes interest on Credit Facilities as interest payments on Credit Facilities fluctuate based on amounts outstanding and the prevailing interest rate at the time of borrowing.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. As at December 31, 2024, the Company is exposed to credit risk with respect to its cash, trade receivables and financial derivatives. Baytex manages these risks through the selection and monitoring of credit-worthy counterparties.

Most of the Company's trade receivables relate to petroleum and natural gas sales. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts after reviewing the creditworthiness of the entity. Letters of credit or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. Baytex's financial derivative contracts are subject to master netting agreements that create a legally enforceable right to offset by the counterparty the related financial assets and financial liabilities. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due to be of good credit quality.

The majority of the Company's credit exposure on trade receivables at December 31, 2024 relates to accrued revenues. Accounts receivable from purchasers of the Company's petroleum and natural gas sales are typically collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production.

Should the Company determine that the ultimate collection of a receivable is in doubt, the carrying amount of trade receivables is reduced by adjusting the allowance for doubtful accounts and recording a charge to net income or loss. If the Company subsequently determines the accounts receivable is uncollectible, the receivable and allowance for doubtful accounts are adjusted accordingly. As at December 31, 2024, allowance for doubtful accounts was $1.0 million (December 31, 2023 - $1.5 million).

In determining whether amounts past due are collectible, the Company will assess the nature of the past due amounts as well as the credit worthiness and past payment history of the counterparty. Baytex has estimated the lifetime expected credit loss as at and for the year ended December 31, 2024 to be nominal.

The Company's trade receivables, net of the allowance for doubtful accounts, were aged as follows:

	December 31, 2024	December 31, 2023
Current (less than 30 days)	$383,968	$321,450
31-60 days	1,224	14,836
61-90 days	492	461
Past due (more than 90 days)	1,582	2,658
	$387,266	$339,405

19.    SUPPLEMENTAL INFORMATION
Changes in Non-Cash Working Capital Items

	Years Ended December 31
	2024	2023
Trade receivables	$(47,861)	$(117,297)
Prepaids and other assets	8,531	(76,882)
Trade payables	35,178	236,560
Share-based compensation liability	(11,000)	(18,340)
Dividends payable	(783)	18,381
Non-cash working capital disposed or acquired (note 4)	(6,390)	(230,012)
	$(22,325)	$(187,590)
Changes in non-cash working capital related to:
Operating activities	$(17,922)	$(220,895)
Financing activities	6,200	(3,068)
Investing activities	(11,375)	46,810
Transfers to equity	(1,167)	—
Foreign currency translation on non-cash working capital	1,939	(10,437)
	$(22,325)	$(187,590)

Income Statement Presentation

Baytex's consolidated statements of income (loss) and comprehensive income (loss) are prepared according to the nature of expense, with the exception of employee compensation costs which are included in both operating expense and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating expense and general and administrative expense.

	Years Ended December 31
	2024	2023
Operating	$24,287	$17,975
General and administrative	64,065	49,633
Total employee compensation costs	$88,352	$67,608

20.    COMMITMENTS
Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s cash flow from operations in an ongoing manner. A significant portion of these obligations will be funded by adjusted funds flow (note 22). These obligations as of December 31, 2024 and the expected timing of funding of these obligations, are noted in the table below.

	Total	2024	2025-2026	2027-2028	2029 and beyond
Processing agreements	$5,917	$948	$1,239	$543	$3,187
Transportation agreements	168,767	54,909	84,742	17,877	11,239
Total	$174,684	$55,857	$85,981	$18,420	$14,426

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives (note 10). The present value of the future estimated abandonment and reclamation costs are included in the asset retirement obligations presented in the statement of financial position. Programs to abandon and reclaim wellsites and facilities are undertaken regularly in accordance with applicable legislative requirements.

21.    RELATED PARTIES
Transactions with key management personnel and directors are noted in the table below.

	Years Ended December 31
	2024	2023
Short-term employee benefits	$7,341	$7,753
Share-based compensation	10,034	9,924
Total compensation for key management personnel	$17,375	$17,677

22.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At December 31, 2024, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, trade payables, share-based compensation liability, dividends payable, other long-term liabilities, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables and prepaids and other assets. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net debt to amounts disclosed in the primary financial statements.

	December 31, 2024	December 31, 2023
Credit Facilities	$324,346	$848,749
Unamortized debt issuance costs - Credit Facilities (note 8)	16,861	15,987
Long-term notes	1,932,890	1,562,361
Unamortized debt issuance costs - Long-term notes (note 9)	47,729	35,114
Trade payables	512,473	477,295
Dividends payable	17,598	18,381
Share-based compensation liability	24,732	35,732
Other long-term liabilities	20,887	19,147
Cash	(16,610)	(55,815)
Trade receivables	(387,266)	(339,405)
Prepaids and other assets	(76,468)	(83,259)
Net Debt	$2,417,172	$2,534,287

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period, transaction costs and cash premiums on derivatives.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Years Ended December 31
	2024	2023
Cash flows from operating activities	$1,908,264	$1,295,731
Change in non-cash working capital	17,922	220,895
Asset retirement obligations settled	28,793	26,416
Transaction costs	1,539	49,045
Cash premiums on derivatives	—	2,263
Adjusted Funds Flow	$1,956,518	$1,594,350